Cytonus Therapeutics, Inc.
(the "Company")
a Delaware Corporation

Financial Statements with Independent Auditor's Report

Years Ended December 31, 2025 & 2024

Table of Contents

RNB CAPITAL
Certified Public Accountants

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT AUDITOR'S REPORT

To: Cytonus Therapeutics, Inc. Management

Opinion:
We have audited the accompanying financial statements of the Company which comprise the balance sheets as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 & 2024 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor's Responsibilities section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Other Information:
Management is responsible for the other information included in the Offering Memorandum. The other information comprises the information included in the Offering Memorandum, but does not include the financial statements and our auditor's report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB Capital CPAS LLC

Indianapolis, IN
September 17, 2026

CYTONUS THERAPEUTICS, INC.
BALANCE SHEETS

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	581,452	54,247
Other Current Assets		260,349	582,828
Prepaid expenses		20,520	13,218
Accounts Receivable		2,825	1,400
Total Current Assets		865,146	651,694
Non-Current Assets:			
Fixed Assets, net	$	950,396	899,477
Other Assets		27,138	27,138
ROU Lease		173,386	355,742
Total Non-Current Assets		1,150,919	1,282,357
TOTAL ASSETS	$	2,016,065	1,934,050
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	950,483	907,160
Lease Liability - Current		185,051	191,146
Other Current Liabilities		210,008	394,335
Total Current Liabilities	$	1,345,542	1,492,640
Non-Current Liabilities:			
Convertible Notes	$	2,500,000	-
Accrued Interest - Convertible Notes		152,877	-
Lease Liability - Non-Current		-	185,051
Total Non-Current Liabilities	$	2,652,877	185,051
TOTAL LIABILITIES		3,998,419	1,677,691
EQUITY			
Preferred Stock	$	513	513
Common Stock		1,000	1,000
Additional Paid-in Capital		11,696,459	11,690,520
Accumulated Earnings (Deficit)		(13,680,326)	(11,435,673)
TOTAL EQUITY	$	(1,982,354)	256,359
TOTAL LIABILITIES AND EQUITY	$	2,016,065	1,934,050

SeAccompanying Notes to these Audited Financial Statements

CYTONUS THERAPEUTICS, INC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Revenues			
Grant Revenue	$	1,275,587	851,415
Gross Profit	$	1,275,587	851,415
Operating Expenses			
Professional Services		258,587	348,756
Marketing		1,652	10,289
General and Administrative Expense		594,079	906,549
Research and Development		2,321,569	2,794,613
Depreciation & Amortization		214,466	166,233
Total Operating Expenses		**3,390,353**	**4,226,440**
Total Loss from Operations	$	**(2,114,765)**	**(3,375,025)**
Other Income (Expense)			
Other Income	$	27,232	671
Interest Expenses		(156,928)	(3,135)
Other expense		(191)	(502)
Total Other Income (Expense)		**(129,887)**	**(2,965)**
Net Loss	**$**	**(2,244,653)**	**(3,377,990)**

See Accompanying Notes to these Audited Financial Statements

CYTONUS THERAPEUTICS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock			Retained	Total
	# of Shares	$ Amount	# of Shares	$ Amount	APIC	Earnings (Deficit)	Shareholders' Equity
Beginning balance at 1/1/24	1,000,000	1,000	512,503	513	11,669,214	(8,047,114)	3,623,613
Prior period adjustment	-	-	-	-	-	(10,569)	(10,569)
Issuance of Common Stock	11,839	-	-	-	-	-	-
Stock based compensation	-	-	-	-	21,306	-	21,306
Net loss	-	-	-	-	-	(3,377,990)	(3,377,990)
Ending balance at 12/31/24	1,011,839	1,000	512,503	513	11,690,520	(11,435,673)	256,359
Prior period adjustment	-	-	-	-	-	-	-
Stock based compensation	-	-	-	-	5,939	-	5,939
Net loss	-	-	-	-	-	(2,244,653)	(2,244,653)
Ending balance at 12/31/25	1,011,839	1,000	512,503	513	11,696,459	(13,680,326)	(1,982,354)

See Accompanying Notes to these Audited Financial Statements

CYTONUS THERAPEUTICS, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net loss	$	(2,244,653)	(3,377,990)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prior period adjustment		-	(10,569)
Depreciation		214,466	166,233
Stock-based compensation		5,939	21,306
Other Current Assets		322,479	(115,868)
Prepaid expenses		(7,301)	75,048
Accounts Receivable		(1,425)	1,556
Accounts Payable		43,324	(413,834)
Credit Card Payable		3,160	(24,296)
Other Current Liabilities		(184,327)	150,809
Accrued Interest - Convertible Notes		152,877	-
Operating lease adjustments		(8,790)	(4,680)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		537,242	(129,999)
Net Cash used in Operating Activities	$	(1,707,410)	(3,507,989)
INVESTING ACTIVITIES			
Fixed Assets, net	$	(265,385)	(302,662)
Intangible Assets, net		-	10,569
Net Cash used in Investing Activities	$	(265,385)	(292,093)
FINANCING ACTIVITIES			
Convertible Notes	$	2,500,000	-
Net Cash provided by Financing Activities	$	2,500,000	-
Cash at the beginning of period		54,247	3,854,329
Net Cash increase (decrease) for period	$	527,205	(3,800,082)
Cash at end of period	$	581,452	54,247

Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	179	3,135
Income taxes	-	-

See Accompanying Notes to these Audited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Cytonus Therapeutics, Inc. (the "Company") was incorporated in the State of Delaware on August 21, 2018 .The Company is a private, pre-revenue biotechnology firm dedicated to reinventing drug discovery and targeted drug delivery through its proprietary Cargocyte platform. The platform utilizes synthetic biology and AI-driven approaches to engineer enucleated cell delivery vehicles for targeted therapeutics. The Company's primary laboratory operations and headquarters are located in Carlsbad, California, and its targeted commercial customer base is in the United States

The Company will conduct a crowdfunding campaign under Regulation CF in 2026 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has realized recurring operating losses since inception, including net losses of $2,244,653 for the year ended December 31, 2025 and $3,377,990 for the year ended December 31, 2024. As of December 31, 2025, the Company had an accumulated deficit of $13,680,326 and negative cash flows from operations.The Company has not yet generated commercial product revenue and expects to incur operating losses for the foreseeable future. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

Share-based compensation awards were the only material items measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $581,452 and $54,247 in cash and cash equivalents as of December 31, 2025 and December 31, 2024, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2025	2024
Computer and Office Equipment	5-7	14,574	14,574
Lab Equipment	7	967,942	743,305
Leasehold Improvements	5	542,790	525,882
Assets not placed in service	N/A	23,840	-
Less Accumulated Depreciation		(598,750)	(384,284)
Totals		**950,396**	**899,477**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company is pre-revenue and will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

To date, the Company's revenue has been derived primarily from government grants.

Government Grant Revenue

The Company's primary source of revenue consists of grant revenue from government agencies and institutions, including the National Institutes of Health (NIH), the California Institute for Regenerative Medicine (CIRM), and the Department of Defense (DoD/CDMRP).

Accounting Framework: The Company evaluates its government grant agreements under ASC 958-605, Not-for-Profit Entities: Revenue Recognition. Government grants are determined to be non-reciprocal, conditional contributions outside the scope of ASC 606, Revenue from Contracts with Customers, as the funding entities do not receive direct, commensurate value in exchange for the resources provided.

Revenue from conditional government grants is recognized when the specific barrier(s) defined in the agreement are overcome, typically as allowable, eligible research and development expenses are incurred in accordance with the terms of the respective grant.

Grant funds received prior to satisfying the required contractual barriers and incurring qualifying expenses are recorded as deferred revenue (a liability). Qualifying expenses incurred in advance of receiving reimbursement are recognized as grant receivables (an asset).

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll, equity based compensation, operating lease expense, travel and meals, insurance, repairs and maintenance, online services, and other miscellaneous expenses.
Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	**Weighted Average Exercise Price**
Total options outstanding, January 1, 2024	67,100	0.87
Granted	110,214	1.74
Cancelled/Expired	(10,706)	1.70
Total options outstanding, December 31, 2024	166,608	1.38
Granted	130,503	1.48
Cancelled/Expired	(93,860)	1.74
Total options outstanding, December 31, 2025	203,251	1.38
Options exercisable, December 31, 2025	66,600	1

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2024	18,908	1.74
Granted	110,214	1.48
Vested	(14,396)	1.74
Cancelled	(10,706)	1.74
Nonvested shares, December 31, 2024	104,021	1.48
Granted	130,503	1.48
Vested	(4,013)	1.48
Cancelled	(93,860)	1.48
Nonvested shares, December 31, 2025	136,651	1.48

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. The income tax figures for 2025 are based on estimates, as the Company's 2025 tax return has not yet been filed.

Significant Components of Deferred Tax Assets and Liabilities
As of December 31, 2025 and December 31, 2024, significant components of the Company's deferred tax assets and liabilities were as follows:

	2025	2024
Net Operating Loss Carryforwards	2,178,023	1,508,219
Accrued Expenses	-	43,604
Depreciation (difference in methods/timing)	-	29,066
Other Temporary Differences	-	25,038
Gross Deferred Tax Asset	**2,178,023**	**1,605,927**
Less: Valuation Allowance	(2,178,023)	(1,605,927)
Net Deferred Tax Asset (Liability)	-	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards
As of December 31, 2025 and 2024, the Company had federal and state net operating loss carryforwards estimated to be $7,299,006 and $5,054,353, respectively. This amount is preliminary and subject to change, as the Company's 2025 federal and state income tax returns have not yet been completed. Federal NOLs generated after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation in accordance with current tax.

Components of Income Tax Expense (Benefit)

During 2025 and 2024, the Company paid no income taxes to federal or state jurisdictions.

Component	2025	2024
Current tax expense	-	-
Deferred tax expense (benefit)	2,178,023	1,605,927
Valuation Allowance	(2,178,023)	(1,605,927)
Net Deferred Tax Asset (Liability)	-	-

Income Taxes Paid

	2025	2024
Federal	-	-
State	-	-
Foreign	-	-
Net Deferred Tax Asset (Liability)	-	-

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2025		2024	
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	(471,377)	21.00%	(709,378)	21.00%
State taxes, net of federal benefit	(198,427)	8.84%	(298,614)	8.84%
Change in Valuation Allowance	669,805	29.84%	1,007,992	29.84%
Total Income Tax Expense (benefit)	-	-	-	-

Explanation of Significant Reconciling Items:
The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

Unrecognized Tax Benefits:
The Company had no material uncertain tax positions as of December 31, 2025 and December 31, 2024. Income tax returns for years ending 2022 through 2026 remain open to examination by federal and state tax authorities.

The Company has not yet filed its federal and state income tax returns for the year ended December 31, 2025. The amounts presented for income taxes, including deferred tax assets and liabilities, are based on management's estimates as of year-end and are subject to change upon completion of the actual tax returns. Any material differences will be reflected in subsequent financial statements.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently in compliance with all relevant laws and regulations. Except for the operating lease commitments and the contractual derecognition adjustment described below, the Company has no long-term financial commitments or guarantees.

Derecognition of Consortium Contractual Expense

During the year ended December 31, 2024, the Company recorded a net credit adjustment of ($223,698) within Research and Development Expenses (Consortium/Contractual) to reflect the complete derecognition of a non-payable liability originally accrued in fiscal year 2023 under an agreement with the University of California, San Diego (UCSD).

In fiscal year 2023, the Company accrued $559,244 in total subaward obligations under its National Institutes of Health (NIH) SBIR Phase II grant (Grant Number 5R44CA250887-03). In January 2024, the Company remitted $335,546 to settle all completed deliverables. Following this payment, the remaining unperformed scope of work valued at $223,698 was formally cancelled.

Because fiscal year 2023 financial statements were finalized and tax returns filed prior to the finalization of the contract cancellation, the derecognition was accounted for prospectively in fiscal year 2024 in accordance with FASB ASC 250 and ASC 405-20. Under NIH award guidelines, the unexpended budget was reallocated to internal research programs. Management and legal counsel confirmed that no outstanding claims or liabilities remain regarding this cancelled contract.

Leases

The Company leases the property located at 3280 Grey Hawk Court, Carlsbad, CA 92010. The leased premises consist of an approximately 8,085 square foot industrial/flex condominium located in San Diego County and identified as APN 221-015-07-15. The original lease agreement was executed on July 21, 2021, with a lease term of five years and two months commencing on October 1, 2021, and ending on November 30, 2026. The implicit interest rate used for lease accounting purposes is 3.61%.

A summary of operating lease expenses, cash flows, and liabilities as of December 31, 2025 is presented below:

	Year Ending
Lease expense	2025-12
Operating lease expense	192,204

Total	192,204

Other Information	
Operating cash flows from operating leases	200,994.00
Weighted-average remaining lease term in years for operating leases	0.92
Weighted-average discount rate for operating leases	3.61%

Maturity Analysis	Operating
2026-12	187,852
Total undiscounted cash flows	187,852
Less: present value discount	(2,801)
Total lease liabilities	185,051

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has issued a convertible promissory note in the principal amount of $2,500,000 to an investor to fund operations, which bears simple interest at a rate of 8% per annum. The principal and all accrued interest are due and payable on or after March 27, 2028, upon demand of the holder, unless earlier converted. The outstanding principal and accrued interest are convertible into the Company's equity securities upon the closing of a qualifying next equity financing, into common stock upon certain corporate transactions, or into common stock at or after maturity, in each case at a conversion price reflecting a 30% discount to the applicable per-share price as defined in the note.

NOTE 6 – EQUITY

The Company has authorized 3,000,000 of common shares with a par value of $0.0010 per share. 1,011,839 and shares were issued and outstanding as of December 31, 2025 and December 31, 2024.

The voting, dividend and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock.

Preferred Stock

The Company has authorized 858,677 of preferred shares with a par value of $0.0010 per share. 512,503 shares were issued and outstanding as of December 31, 2025 and December 31, 2024.

Dividends: The holders of the outstanding shares of preferred stock are entitled to receive, when and if declared by the Board of Directors, dividends at the rate of 8% of the original issue price for each share of preferred stock. Dividends on shares of preferred stock shall be noncumulative. Such dividends are payable in preference to any dividends for common stock declared by the Board of Directors. No dividends have been declared to date.

Liquidation: In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of shares of each series of preferred stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders or, in the case of a deemed liquidation event as defined in the Amended and Restated Certificate of Incorporation, out of the consideration payable to stockholders in such deemed liquidation event or the available proceeds, before any payment shall be made to the holders of common stock by reason of their ownership thereof, an amount per share as would have been payable had all shares of such series of preferred stock been converted into common stock. The holders of shares of each

series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such deemed liquidation event or out of the available proceeds, the greater of an amount per share equal to the applicable original issue price plus any dividends declared, or such amount per share as would have been payable had all shares of such series of Preferred Stock been converted into common stock. Following payment in full of all preferred liquidation amounts required to be paid to the holders of shares of preferred stock, the consideration available for distribution to its stockholders of the Company shall be distributed among the holders of shares of common stock, pro rata based on the number of shares held by each such holder.

Voting rights: On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of preferred stock shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the Amended and Restated Certificate of Incorporation, holders of preferred stock shall vote together with the holders of common stock as a single class and on an as converted to common stock basis. The holders of record of the shares of Series A preferred stock, exclusively and as a separate class, shall be entitled to elect one director of the Company and the holders of record of the shares of common stock, exclusively and as a separate class, shall be entitled to elect two directors of the Company.

Conversion: The conversion price of Series A preferred stock is $28.4539 per share. Each share of preferred stock shall be convertible into such number of fully paid and non-assessable shares of common stock as is determined by dividing the applicable original issue price by the applicable conversion price in effect at the time of conversion.

Redemption: Redeemable upon occurrence to a deemed liquidation event as defined in the Amended and Restated Certificate of Incorporation.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 17, 2026, the date these financial statements were available to be issued.

On December 31, 2025, the Company implemented a significant reduction in workforce, after which only three employees remained as of January 1, 2026: the Chief Executive Officer, the Chief Administrative Officer , and the Chief Scientific Officer (the latter promoted into this role in 2026). Management continues to evaluate the Company's operating structure and resource needs in light of this reduction.

In early 2026, the Company received approximately $200,000 from The Henry Jackson Foundation related to a two-year DoD grant for work performed in 2025 and 2026. Management believes that this funding will support ongoing operations.

On January 29, 2026, the Company entered into a Payoff and Release Agreement with its external legal counsel, Wilson Sonsini Goodrich & Rosati, related to outstanding legal fee obligations. As of December 31, 2025, approximately $735,325 of amounts due to this firm were included in accounts payable. Pursuant to the agreement, the Company paid $50,000 in cash on or before January 30, 2026, in full satisfaction of all amounts owed, and the remaining balance was released by the counterparty. Because this agreement was executed after year-end, no adjustments have been recorded in the accompanying 2025 financial statements, and the matter is disclosed as a nonrecognized subsequent event.

Subsequent to year-end, the Company closed its physical laboratory facility in Carlsbad, California, with final closure and related city approval occurring around May 31, 2026. The Company negotiated a reduced month-to-month rental rate for the space beginning in January 2026, while it evaluated options for subleasing the space and/or disposing of or retaining certain lab and office equipment. The disposition of such equipment,

including potential sales to a new tenant or transfers to related entities, remained under evaluation as of the date these financial statements were available to be issued.

Subsequent to December 31, 2025, the Company's Chief Executive Officer has been actively engaged in fundraising efforts to obtain additional capital. These efforts were ongoing as of the date the financial statements were available to be issued. The outcome of these fundraising activities cannot be reasonably estimated at this time.

In May 2026, the Company received a request from the National Institutes of Health ("NIH") to provide a Schedule of Expenditures of Federal Awards ("SEFA") for the years ended December 31, 2024 and 2025. The Company has provided the requested SEFAs and, together with its legal, accounting, and audit advisors, is evaluating whether the level of federal expenditures for those periods requires a single audit under applicable federal regulations. The Company has requested further guidance from the NIH and is awaiting a determination.

Separately, management has been informed of an outstanding whistleblower claim filed with the NIH related to the Company. All requested 2024 and 2025 documents have been submitted to the NIH, and the Company is awaiting the outcome of the NIH's review. At this time, management is unable to reasonably estimate the likelihood of an unfavorable outcome or the amount of any potential loss, if any, related to this matter.